WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

October 17, 2018

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on October 1, 2018 regarding the Trust’s Post-Effective Amendment No. 640, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 15, 2018 for the purpose of implementing material changes to the WisdomTree Emerging Markets Consumer Growth Fund, WisdomTree Emerging Markets Quality Dividend Growth Fund, and WisdomTree China ex-State-Owned Enterprises Fund (each, a “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

(1) All Funds:

1.	Comment: Please confirm that WisdomTree Asset Management does not plan to recoup any waived advisory fees or expenses reimbursed.

Response: Confirmed.

(2)	WisdomTree Emerging Markets Consumer Growth Fund and WisdomTree Emerging Markets Quality Dividend Growth Fund:

2.

Comment: Please note that the terms “emerging markets”, “consumer growth” and “dividend growth” represent certain types of investments and are covered by Rule 35d-1(a)(3)(i) (the “Names Rule”) and the applicable 80% test.

Response: The Registrant confirms that the term “emerging markets” is covered by the Names Rule and please note the following language in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Prospectus (new language is in bold below):

October 17, 2018

Active Funds. Each Active Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name. To be eligible for inclusion in the model for each Active Fund, a company must be either domiciled, incorporated, listed or have a high level of risk associated with at least one of the following 17 emerging market nations (Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Korea, Malaysia, Mexico, the Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey) (with respect to China, the model may incorporate American Depository Receipts (“ADRs”) or Global Depository Receipts (“GDRs”) and locally listed shares). (With respect to Russia, the Fund will own United States and London listed ADRs and GDRs.)

In addition, the following language is included in the “Investment Limitations – Non-Fundamental Policies” section of the Statement of Additional Information (“SAI”).

Each applicable Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by the Fund’s name, including investments that are tied economically to the particular country or geographic region suggested by the Fund’s name. If, subsequent to an investment, the 80% requirement is no longer met, such Fund’s future investments will be made in a manner that will bring the Fund into compliance with this policy.

Further, with respect to the terms “Consumer” in the WisdomTree Emerging Markets Consumer Growth Fund and “Dividend” in the WisdomTree Emerging Markets Quality Dividend Growth Fund, the Registrant has added the following non-fundamental investment policies to the “Investment Limitations—Non-Fundamental Policies” section of the SAI, as applicable.

The Emerging Markets Consumer Growth Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of companies in the consumer and consumer-related sectors. Generally, companies in the consumer and consumer-related sectors are companies principally engaged in the manufacture, sale or distribution of goods and services to consumers.

The Emerging Markets Quality Dividend Growth Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of dividend-paying companies (i.e., companies that paid a dividend within the last year).

Additionally, the Registrant notes that the adopting release for the Names Rule makes clear that the Names Rule does not apply to fund names that incorporate terms such as “growth” that connote types of investment strategies as opposed to types of investments.

October 17, 2018

3.	Comment: Since each Fund will be investing in emerging markets, please include the method that is used to determine if a country qualifies as an emerging market.

Response: As noted in response to Comment 2, disclosure is included in the “Additional Information About the Funds – Additional Information About the Funds’ Investment Strategies” section of the Prospectus that discusses the method used by each Fund to determine if a country qualifies as an emerging market.

4.	Comment: Please clarify that each Fund cannot invest more than 25% of its assets in an industry due to the stated policy that each Fund does not concentrate.

Response: The Registrant confirms that neither Fund will concentrate nor invest more than 25% of its assets in a single industry, in line with the following fundamental policy on page 25 of the SAI:

Each Fund, as a fundamental investment policy, may not:

Concentration

Purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry....

5.

Comment: Please include in the “Principal Investment Strategies of the Fund” section of the Prospectus that each Fund is actively managed, and this may involve frequent trading and high portfolio turnover.

Response: The Registrant notes that each Fund’s “Principal Investment Strategies of the Fund” section currently states that the Fund “is actively managed using a model-based approach.” Additionally, the Registrant has added the following disclosure to the end of the second paragraph of each Fund’s “Principal Investment Strategies of the Fund” section:

The Fund’s portfolio may be actively traded in an attempt to achieve its investment objective, which may include frequent trading and may cause the Fund to have an increased portfolio turnover rate.

(3) WisdomTree Emerging Markets Quality Dividend Growth Fund:

6.

Comment: The “Principal Investment Strategies of the Fund” section of the Prospectus indicates that “The Fund may invest in large-, mid-, and small-capitalization companies in any sector.” Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: The requested risk disclosure has been added to the “Principal Risks of Investing in the Fund” and “Additional Information About the Funds – Additional Principal Risk Information About the Funds” sections of the Prospectus.

October 17, 2018

(4) WisdomTree China ex-State-Owned Enterprises Fund:

7.	Comment: Please provide the Staff with the Index methodology for the Fund.

Response: The Registrant has provided the Staff with the Index methodology via email.

8.	Comment: With respect to the disclosure in the second paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus, please define “State-Owned Enterprises”.

Response: As disclosed in the “Principal Investment Strategies of the Fund” section of the Prospectus, “state-owned enterprises” is defined by the Index provider, WisdomTree Investments, Inc., as “companies with over 20% government ownership”.

9.

Comment: The Staff notes that the WisdomTree China ex-State-Owned Enterprises Index consists of six different criteria that a company must meet for inclusion in the Index. Please confirm that all six of the Index criteria are met by the Index components.

Response: As outlined in the Fund’s Index methodology, the Registrant confirms that all component securities of the Index meet all six of the criteria for inclusion in the Index, except that A-Shares included in the Index are listed and traded on the SSE or SZSE via Stock Connect, not on U.S. or Hong Kong stock exchanges.

10.

Comment: Please add small-capitalization investing risk to the “Principal Risks of Investing in the Fund” section of the Prospectus due to the third requirement applicable to the Index constituents, which states that companies must “… have a float-adjusted market capitalization of at least $1 billion as of the annual Index screening date.”

Response: The Registrant respectfully declines to add the requested disclosure. Although the Index requires a market capitalization of at least $1 billion to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risk is not currently a principal risk of the Fund.

11.	Comment: Please disclose how many constituents are in the WisdomTree China ex-State-Owned Enterprises Index.

Response: The Registrant notes that, as of October 16, 2018, the Index contains 135 component securities. This information is currently included in the SAI under the section titled “WisdomTree Index Description.”

12.	Comment: Please disclose that, in stressed market conditions, the market for an exchange-traded fund’s shares may be less liquid due to the deterioration of the markets for the underlying securities.

Response: The Registrant respectfully declines to make the requested change, as it believes that the trading risk in the “Additional Non-Principal Risk Information” section of the Prospectus provides adequate disclosure. Specifically, the disclosure states that:

October 17, 2018

The trading market in a Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for a Fund’s holdings or due to irregular trading activity in the markets. Trading in shares may be halted due to market conditions or for reasons that, in the view of the Listing Exchange, make trading in shares inadvisable. In addition, trading in shares on the Listing Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Listing Exchange “circuit breaker” rules.

13.

Comment: Please include disclosure in the “Principal Investment Strategies of the Fund” section that corresponds to the “Tax Risk in China” risk disclosure included in the “Principal Risks of Investing in the Fund” section.

Response: The Registrant respectfully declines to make the Staff’s requested change, as the “Principal Investment Strategies of the Fund” section includes the following disclosure:

The Index also consists of the fifty largest companies by float-adjusted market capitalization that are incorporated in mainland China, listed and traded on the Shanghai Stock Exchange (“SSE”) or Shenzhen Stock Exchange (“SZSE”) via the Shanghai-Hong Kong or Shenzhen-Hong Kong Stock Connect (“Stock Connect”) programs in Chinese renminbi (“A-Shares”) and meet the trading requirements set forth above.

Due to the usage of A-Shares as part of the Fund’s principal investment strategy, the Registrant believes that the inclusion of the “Tax Risk in China” risk disclosure in the “Principal Risks of Investing in the Fund” section is appropriate.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar
Secretary

cc:	Joanne Antico, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)